UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934

Greenfield Online, Inc.
(Name of Subject Company)
Greenfield Online, Inc.
(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
395150105
(CUSIP Number of Class of Securities)
Jonathan A. Flatow
General Counsel and Chief Administrative Officer
21 River Road,
Wilton, CT 06897
(203) 846-5721
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Robert B. Schumer
Matthew W. Abbott
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following are preliminary communications made by Greenfield Online, Inc. before the commencement of the tender offer:

Exhibit No	Description

99.1*	Press Release issued by Greenfield Online, Inc. on August 29, 2008.

99.2*	PowerPoint Presentations to Employees of Greenfield Online, Inc., dated August 29, 2008.

99.3*	PowerPoint Presentations to Employees of Greenfield Online, Inc., dated August 29, 2008.

99.4*	Frequently Asked Questions to Employees of Greenfield Online, Inc., dated August 29, 2008.

99.5*	Form of Letter to Customers Sent by Greenfield Online, Inc. on August 29, 2008.

*	Incorporated by reference to the Current Report on Form 8-K filed by Greenfield Online, Inc. on August 29, 2008